

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Rahul Ballal, Ph.D.
President and Chief Executive Officer
IMARA Inc.
116 Huntington Avenue, 6th Floor
Boston, MA 02116

> **Re: IMARA Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 1, 2021**
>   **File No. 333-254978**

Dear Dr. Ballal:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tom Kluck at 202-551-3233 with any questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Life Sciences

cc: Cynthia T. Mazareas